Exhibit 99.3

NICE Leads Best Practices Development for Situation
Management and Video Surveillance in Strategic European
Security Consortium SECUR-ED

NICE participates in consortium, contributing its vision and experience with other partners and transport operator leaders on developing best practices for enhancing transportation security

Ra’anana, Israel, November 23, 2011 - NICE Systems Ltd. (NASDAQ: NICE), today announced that it is a member of the Secured Urban Transportation – European Demonstration (SECUR-ED) consortium. The SECUR-ED consortium is comprised of 39 members, which include all the major stakeholders from across Europe.

Based on the best practices that are being developed together with the project partners, SECUR-ED will integrate a consistent, interoperable set of technologies and processes, covering critical aspects of transport security. The result will be the proposal of new standards for mass transit, and creation of solutions and process that can be implemented in urban transport systems in cities across Europe and improve response, prevention and preparedness.

SECUR-ED’s rationale is to create a pan-European improvement in mass transportation security which promotes the entire public transport sector in order to better serve the needs of European citizens. SECUR-ED develops packaged modular solutions that are validated through local demonstrations. These demonstrations will serve as the product pilots that will run in Madrid, Paris, Milan and Berlin. These solutions are aimed to be transferable onto transport systems in the medium and large sized cities of Europe. SECUR-ED aims to promote the entire public transport sector as a whole, in order to better serve the needs of European citizens.

Yaron Tchwella, President of the NICE Security Group and Executive Vice President of Business Operations said, “NICE is very pleased to have many elements of our Public Transport solution as part of this consortium. The extensive experience that NICE brings to the consortium, will help provide best practices on how to integrate various technologies, processes and people management, to effectively counter security and safety risks. We are proud to be a part of this important and prestigious consortium. As a leading vendor in our category it is a privilege to be part of this important and prestigious consortium.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.